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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO.   )





                         Meridian Medical Technologies, Inc.
                          (f/k/a Survival Technology, Inc.)
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                                   (Name of Issuer)




                        Common Stock, par value $.10 per share
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                            (Title of Class of Securities)



                                      589658103
                        --------------------------------------
                                    (CUSIP Number)

                                 Steven Kaplan, Esq.
                                   Arnold & Porter
                               555 Twelfth Street, N.W.
                             Washington, D.C.  20004-1202
                                    (202) 942-5998
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                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  November 20, 1996
               --------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

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CUSIP No. 589658103              13D              Page 2 of 6 Pages



-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    James H. Miller

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  2 CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*    (a)  / /
                                                       (b)  / /
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  3 SEC USE ONLY

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  4 SOURCE OF FUNDS*

    PF, OO
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  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e) / /

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  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
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  NUMBER OF                     (7) SOLE VOTING POWER
   SHARES
 BENEFICIALLY                       187,362
   OWNED BY
     EACH                       ----------------------------------------------
   REPORTING                    (8) SHARED VOTING POWER
    PERSON
     WITH
                                ----------------------------------------------
                                (9) SOLE DISPOSITIVE POWER

                                    187,362
                                ---------------------------- -----------------
                               (10) SHARED DISPOSITIVE POWER


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 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    187,362
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 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

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 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.1%

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 14 TYPE OF REPORTING PERSON*

    IN

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CUSIP No. 589658103              13D              Page 3 of 6 Pages


Item 1.  SECURITY AND ISSUER

    This statement relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Meridian Medical Technologies, Inc. (f/k/a Survival Technology, Inc.), a Delaware corporation (the "Company"), which has its principal executive offices at 10240 Old Columbia Road, Columbia, MD 21048.


Item 2.  IDENTITY AND BACKGROUND

    This statement is filed on behalf of James H. Miller. Mr. Miller is the Chairman, President and Chief Executive Officer of the Company. The address of the executive offices of the Company is set forth under Item 1 above.

    During the last five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Miller is a United States citizen.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Mr. Miller acquired beneficial ownership of more than five percent of the Common Stock as a result of the Merger (as defined in Item 4 below) in exchange for his securities of Brunswick Biomedical Corporation, a Massachusetts corporation ("BBC").


Item 4.  PURPOSE OF TRANSACTION

    On November 20, 1996, pursuant to an Agreement and Plan of Merger dated as of September 11, 1996, BBC merged with and into Survival Technology, Inc. ("STI"), with STI as the surviving corporation (the "Merger"). Immediately following the Merger, STI changed its name to "Meridian Medical Technologies, Inc."

    In accordance with the terms of the Merger, each share of BBC common stock was exchanged for 2.1 shares of Common Stock, and each share of BBC preferred stock was exchanged for 2.1 shares of Common Stock and a warrant to purchase 0.4 of a share of Common Stock ("Merger Warrant"). The Merger Warrants have an exercise price of $11.00 per share of Common Stock and are exercisable for five years following the closing of the Merger. In connection with the Merger, the Company also assumed the obligations of BBC under outstanding stock options and warrants. Each of the former BBC security holders has certain rights to registration with respect to the Common Stock under the Securities Act of 1933, as amended.

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CUSIP No. 589658103              13D              Page 4 of 6 Pages


    Mr. Miller holds the shares of Common Stock for investment purposes.
Mr. Miller will continue to monitor his investment in the Company, taking into account, without limitation, the Company's business, financial condition, results of operation and prospects, and the securities markets in general.
As a result of this continued monitoring, Mr. Miller may acquire additional shares of Common Stock or may sell or otherwise dispose of all or some of his holdings in the Company. Mr. Miller also may acquire beneficial ownership of additional shares of Common Stock through his participation in current or future stock-based compensation plans of the Company or otherwise.

    As set forth above, Mr. Miller is the Chairman, President and Chief Executive Officer of the Company. In his capacity with the Company, Mr. Miller may from time to time consider plans or proposals relating to: the acquisition or disposition of securities of the Company; extraordinary corporate transactions involving the Company or any of its subsidiaries; selling or transferring a material amount of assets of the Company or any of its subsidiaries; changing the present board of directors or management of the Company; materially changing the present capitalization or dividend policy of the Company; making other material changes in the Company's business or corporate structure; changing the Company's charter, bylaws or instruments corresponding thereto or other actions which may affect control of the Company; causing the Common Stock to no longer be quoted on the National Association of Securities Dealers Automated Quotations System; causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or taking any action similar to any of those enumerated above.

    Other than as described herein, Mr. Miller does not have any plans or proposals which relate to or would result in any of the foregoing actions.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

    Mr. Miller beneficially owns 187,362 shares of Common Stock, which shares represent approximately 6.1% of the 2,918,439 shares of Common Stock estimated to be outstanding after the Merger, assuming the exercise by Mr. Miller of Options, Warrants and Merger Warrants exercisable within 60 days of November 30, 1996. Of such 187,362 shares of Common Stock, 160,790 shares, 6,000 shares, and 726 shares of Common Stock are issuable upon the exercise of options, warrants, and Merger Warrants, respectively. Mr. Miller has sole voting and dispositive power with respect all shares of Common Stock that he beneficially owns. In addition, Mr. Miller holds options covering approximately 61,472 shares of Common Stock that will vest and become exercisable over time in accordance with such options' terms.

    In connection with the Merger, Mr. Miller acquired beneficial ownership of approximately 105,077 of such 187,362 shares of Common Stock in exchange for securities of BBC on the terms set forth in Item 4 above. Prior to the Merger, Mr. Miller beneficially owned approximately 82,285 shares of Common Stock.

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CUSIP No. 589658103              13D              Page 5 of 6 Pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    There are no contracts, arrangements, understandings or relationships among Mr. Miller and any person with respect to the securities of the Company.



Item 7.  MATERIAL TO BE FILED AS EXHIBITS

    None.

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CUSIP No. 589658103              13D              Page 6 of 6 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 29, 1996



                                              /s/ James H. Miller
                                              --------------------
                                                  James H. Miller